Eaton Corporation 1111 Superior Avenue Cleveland, OH 44114-2384 Tel: 216 523-5000 Fax: 216 479-7122

January 9, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:	Ms. Cecilia Blye, Chief Office of Global Security Risk

Re:	Eaton Corporation Form 10-K for the Fiscal Year Ended December 31, 2011 Filed February 24, 2012 File No. 1-1396

Dear Ms. Blye:

Set forth below are the responses of Eaton Corporation (the “Company” or “Eaton”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter, dated December 10, 2012, relating to the Company’s Form 10-K for the year ended December 31, 2011. For your convenience, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response.

On November 30, 2012, Eaton acquired Cooper Industries plc (“Cooper”). These responses also include data relating to the activities of Cooper.1

General

1.	Please tell us about any contacts with Iran, Syria, Sudan and Cuba, which are identified by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. In this regard, we note that your Form 10-K states that the Middle East is one of your markets, and that this region includes Iran and Syria. We note that the Share Purchase Agreement between you and Green Beta S.a.r.l., filed as Exhibit 10(c) to your 2007 Form 10-K, cited as part of the purchase certain Iranian Assets which Eaton Green Holding GmbH agreed to seek to sell. We note 2011 news articles and a 2011 Congressional hearing transcript reporting that you pledged to end business in Iran. We also note that Eaton Electrical’s website lists Sudan on its Electrical Sector Worldwide Sites page.

[1]

Eaton and Cooper have acquired a number of companies located outside the U.S. that are not SEC registrants. Some of those targets may have had sales to U.S. embargoed countries prior to the date of their acquisition by Eaton or Cooper. In each such case, relevant sales immediately ceased upon closing of the acquisition. Any such pre-closing sales are omitted from this submission.

Finally, we note 2011 news articles reporting that you have a joint venture with Commercial Aircraft Corp of China (COMAC) and that you do business with China’s Xuzhou Construction Machinery Group (XCMG). Recent news articles report that COMAC and Turkey’s Mermerler Holding agreed to sell aircraft and helicopters to Iran and other countries. Two of XCMG’s websites state, respectively, that its markets include Cuba and Sudan and that it has sold truck cranes to Iran. XCMG has received some recent negative publicity regarding its sales of cranes in Iran.

Please describe to us the nature and extend of your past, current, and anticipated contacts with Iran, Syria, Sudan and Cuba whether through subsidiaries, affiliates, distributors, resellers or other direct or indirect arrangements. Your response should describe any products, technology, services or components you have provided to or received from Iran, Syria, Sudan or Cuba, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by their governments.

Eaton’s contacts with entities located in Iran, Syria, Sudan or Cuba (together, “U.S. embargoed countries”) are performed in full compliance with U.S. laws and regulations, either with “no license required” where that is allowed or with authorization pursuant to licenses issued from the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”). Trade compliance is managed by Eaton’s Global Trade Management (“GTM”) organization. GTM oversees screening of Eaton’s suppliers and customers, maintains policies and procedures to ensure compliance, and provides training on U.S. sanctions throughout the world.

Where U.S. law permits Eaton’s non-U.S. subsidiaries to sell to U.S. embargoed countries, those subsidiaries have and may continue to sell products and services to those countries but, as demonstrated below, the amounts of those sales have been entirely immaterial to Eaton’s overall sales.

Almost all of the sales identified below are from Eaton’s European Electrical business or Cooper. Eaton’s European Electrical business has a commercial relationship with a distributor named Hovag, which is located in Damascus, Syria. Neither Eaton nor its subsidiaries have facilities or distributors in U.S. embargoed countries. It is possible that some of Eaton’s distributors have sold Eaton’s manufactured products into those countries, but with the exception of the afore-mentioned Syrian electrical distributor, Eaton has not, to its knowledge, facilitated any such transactions.

Generally, Eaton is not aware of the identity of the customers downstream of Eaton’s customers. Most Eaton products are inputs to other products such as aircraft, cars, trucks, hydraulic equipment, etc. Original equipment manufacturers (OEM’s) located outside U.S. jurisdictions may sell finished products, such as aircraft, containing Eaton’s manufactured parts to U.S. embargoed countries. Similarly distributors located in countries other than the U.S. or U.S. embargoed countries, may sell Eaton’s manufactured products into U.S. embargoed countries without Eaton’s participation.

The Company’s limited business contacts with each country are discussed separately below. In 2009, Eaton acquired a German Company, Moeller Holdings GmbH (“Moeller”), which accounted for some of these contacts as described below. The Company does not consider these contacts, either individually or in the aggregate, to be material for purposes of the Commission’s disclosure requirements. With the exception of sales into Syria,

Eaton’s business in each of these countries has decreased significantly over the past several years.

The following paragraphs go into detail on Eaton’s business activities, to the extent there are any, with each country:

Cuba

Eaton has no contacts with Cuba other than sales to the U.S. facility at Guantanamo Bay, Cuba, which is not subject to the U.S. embargo.

Iran

As a result of the Moeller acquisition in 2008, Eaton came to own 50 percent of a joint venture in Iran. Eaton obtained a license from OFAC to own and sell its interest, which it did in accordance with the license’s terms. This joint venture was the asset discussed in Eaton’s 2007 10-K referred to in the Staff’s question above.

Prior to 2010, Eaton and Cooper sold limited amounts of electrical products to customers in Iran from subsidiaries in locations outside the United States. By 2010, both companies had decided to cease such transactions even where lawful. To Eaton’s knowledge, no U.S. persons facilitated these transactions. Sales to Iran have been as follows:

2009	2010	2011	2012[2]
$ 2,083,577	- $ 4,519[3]	$0	$0

The products sold to Iran consisted of power distribution products including electrical wiring devices, panel boards and switchboards, low-voltage air circuit breakers and miniature and molded case circuit breakers. Industrial control products sold in Iran included electrical switching devices, pushbuttons, low-voltage variable frequency drives, IEC starters and contactors, and electrical switching devices. Eaton also sold industrial automation products to Iran in 2009. Cooper sold electrical components consisting of control station bases, covers, enclosures and accessories and lighting components consisting of portable lamps, sockets, plugs, control panels, fittings and torch lights. It also sold fire detection and alarm system components and intruder detection and alarm systems.

Additionally, in 2010 the U.S. government placed Hamburg, Germany-based reseller West Sun Trade GmbH (“West Sun”) on the Specially Designated Nationals (“SDN”) list, stating that the government of Iran indirectly owned the entity. Prior to that time Eaton had sold West Sun hydraulic equipment. After its identification on the SDN, Eaton ceased dealing with West Sun and cooperated with OFAC by providing OFAC with details of its prior dealings.

Sudan

Eaton has made very few sales to Sudan. All have been of electrical products.

[2]	2012 sales data are preliminary.
[3]	These consisted of credits from prior sales.

As the Commission is aware, the Sudan sanctions changed over the period reported herein with the creation of two states, North Sudan and South Sudan, the latter being subject to less severe sanctions than the former. Some of Cooper’s sales to South Sudan came from the United States, but were within the parameters of Executive Order 13412 and the sanctions amendments which permitted certain transactions with South Sudan.

Eaton’s sales to Sudan have been as follows:

2009	2010	2011	2012[2]
$ 1,217,579	$445,355	$14,578	$31,571

Eaton sold into Sudan industrial automation equipment, industrial controls consisting of switching devices, international electrochemical commission controls, pushbuttons, low-voltage variable frequency drives and IEC starters and contactors. Eaton also sold power distribution components consisting of panel boards and switchboards, enclosure systems, building automation components, low-voltage air circuit breakers, IEC miniature circuit breakers, and molded case circuit breakers.

Cooper sold indoor and outdoor lighting fixtures in 2009 and 2011 to the U.S. Embassy in Khartoum. It also sold transformer supports, automatic circuit breakers and associated parts, as well as instruction videos, cable glands and accessories, and fire detection and alarm systems and accessories to South Sudan in 2009 and 2010. Cooper also sold lighting fixtures and accessories to South Sudan in 2012.

Syria

As the Commission is aware, the Syrian sanctions have also changed during the period 2009 – 2012. To a certain extent they have become more stringent, but are still not as restrictive as those for Cuba and Iran. When Eaton completed the Moeller acquisition it came into a relationship with Hovag, which had done business with Moeller as a distributor of electrical products based in Damascus. At the moment, Eaton is unsure whether the offices of Hovag are still intact and suspects the offices may have been moved due to the conflict there. Eaton believes that Hovag’s managing partner is no longer in Syria.

Both Eaton and Cooper have had Syrian sales during the four-year period covered by this report. All of these have been electrical products with the exception of $4,362 worth of sales in 2009 of filter bags used in filtering liquids. The total sales have been as follows:

2009	2010	2011	2012[2]
$ 3,919,363	$4,734,506	$4,340,809	$1,826,548

Eaton’s non-U.S. subsidiaries sold power distribution components including electrical panelboards and switchboards, wiring devices, IEC miniature and molded case circuit breakers, enclosure systems, low-voltage air circuit breakers, and building automation equipment. Eaton also sold industrial control products consisting of pushbuttons, low-voltage variable frequency drives, IEC starters and contractors, switching devices and international electrotechnical emission control components. Eaton also sold uninterruptable power systems that maintain power between power outages and back-up power during power outages. Eaton also sold industrial automation products. Cooper sold electrical equipment consisting of panelboards, switches, control panels, junction boxes, blanking plugs, light fittings, socket outlets and their plugs, control stations and user manuals. It also sold fire detection and alarm systems and fuses.

2.	Please discuss the materiality of your contacts with Iran, Syria, Sudan or Cuba described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria, Sudan and Cuba.

Eaton does not believe that its contacts with any of the above countries constitute a material investment risk for Eaton’s security holders. In making this determination, Eaton has considered the quantitative and qualitative factors that it believes a reasonable investor would find important in making an investment decision, including the potential impact on Eaton’s reputation.

From a quantitative perspective, Eaton estimates that the total revenue from authorized sales to all U.S. embargoed countries combined in 2011 is $4,373,187, representing only .0002% of Eaton’s consolidated sales in 2011. Eaton does not believe a reasonable investor would consider this de minimis amount to be material.

From a qualitative perspective, Eaton does not believe these limited transactions will have a negative impact on the company’s reputation. The U.S. embargoes differ by country and are not all complete bans on trade. The U.S. embargo laws and regulations reflect the fact that U.S. issuers compete with multinational companies not subject to U.S. trade sanctions and the laws permit limited contacts with some of the sanctioned countries. As described above, Eaton maintains a trade compliance team that implements processes to ensure that Eaton stays within the parameters of regulations and the law.

Eaton is aware that various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with designated state sponsors of terrorism. It is worth noting that many of these investors have de minimis exceptions to such initiatives. Eaton believes the magnitude of the above described sales would likely fall within these exceptions. Further, as noted above, Eaton maintains compliance programs that are intended to prevent unauthorized sales of products into Iran, Sudan, Syria and Cuba, and Eaton is committed to maintaining their effectiveness.

* * * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company requests that the Staff contact the undersigned at (216) 523-4376 with any questions or comments regarding this letter. Thank you for your assistance.

Sincerely,

/s/ Mark M. McGuire
Mark M. McGuire
Executive Vice President, General Counsel and
Secretary